jjenkins@calfee.com
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Calfee, Halter & Griswold LLP
Attorneys at Law
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
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www.calfee.com

September 18, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. W. Bradshaw Skinner Senior Assistant Chief Accountant

Re:	Everflow Eastern Partners, L.P. Form 10-K for the fiscal year ended December 31, 2008 Filed March 27, 2009 File No. 0-19279
Dear Mr. Skinner:
     On behalf of Everflow Eastern Partners, L.P. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated September 9, 2009. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Note 1 — Organization and Summary of Significant Accounting Policies
H — Asset Retirement Obligations, page F-12
SEC Comment #1:
We note that you have recognized significant “Revisions in estimated cash flows” in determining your 2008 asset retirement obligations. Please tell us and disclose the nature of this adjustment. Include sufficient detail to support both the timing and amount of the revision. As part of your response, indicate why you believe the revision represents a change in estimate.

Cleveland    |    Columbus

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
September 18, 2009

Response:
     As disclosed in Note 1.H of the Notes to Consolidated Financial Statements, at December 31, 2008, the Company made significant revisions in estimates of plugging costs, discount rate and remaining lives of wells. The Company continually re-evaluates and adjusts its estimate of asset retirement obligations and performs a full re-measurement of its asset retirement obligations annually on December 31st, the last day of the Company’s fiscal year.
     The Company made revisions at the most recent measurement date (December 31st) to its estimates of future plugging costs and the appropriate discount rate used to present value future cash flows related to such estimates. Estimated plugging costs increased between the two most recent measurement dates. The estimates considered what a 3rd party would demand to assume or fulfill the obligation and included assessing third party costs incurred to dismantle and plug wells and information provided by local operators and vendors.
     The discount rate, or estimated credit-adjusted risk-free rate, decreased between the two most recent measurement dates. The rate was arrived at by studying other companies’ debt terms within the same industry, assessing United States Treasury yields, and assessing the Company’s credit standing and likely incremental borrowing rates. The discount rates used at the December 31, 2008 and 2007, which were the two most recent measurement dates, were 9% and 11%, respectively.
     Both the increase in estimated plugging costs and decrease in discount rate contributed to the upward revision in the present value of estimated future cash flows for the Company’s asset retirement obligations. The change in plugging costs increased the future liability (estimated future cash outflows) on all wells owned by the Company, whereas the change in discount rate increased all upward revisions to liabilities resulting from decreased lives of wells (see below), and all increases to estimated plugging costs.
     The year-end re-measurement date also takes into account the Company’s updated year-end reserves estimates. The Company’s year-end reserve estimates are determined in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities.” Reserves estimates are performed by independent, third party petroleum consultants. As disclosed in Note 11 of the Notes to Consolidated Financial Statements, at December 31, 2008, significant downward revisions of previous year’s estimated quantities of oil and gas reserves occurred. A contributing factor in these declines was a decline in year-end oil and gas prices when compared to the prior year’s year-end oil and gas prices. One of the consequences of the decline in prices and resulting downward revision of estimated quantities of proved reserves is the decline in the estimated remaining lives of wells. The decline in the estimated remaining lives of wells was taken into account by the Company when projecting the settlement dates for its asset retirement obligations, which also resulted in an upward revision in the Company’s present value of its asset retirement obligations.

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
September 18, 2009

     In light of the nature of the responses to the staff’s comments, the Company respectfully submits that additional disclosure regarding the assumptions used in determining its asset retirement obligations is not material to investors and that including such information would not provide any additional meaningful insight into the determinations. In that regard, the Company believes that its existing disclosure is consistent with the requirements of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” In addition, based upon a review of filings by similarly situated companies in the oil and gas industry, the Company believes that its current disclosure regarding 2008 asset retirement obligations exceeds the disclosure typically provided with respect to these matters by other industry participants.
Note 7 — Related Party Transactions, Page F-18
SEC Comment #2:
     Your disclosure states that the Company’s Officers, Directors and “certain employees” have participated as working interest owners in certain wells and the Company has loaned the funds necessary for certain employees to participate in the drilling and development of such wells. For loans outstanding as of December 31, 2008 please provide a schedule showing the name and title of the person to whom the loan was made, the date the loan was initially made and the date of any subsequent extensions or modifications.
Response:
     Please see the Company’s response to SEC Comment No. 3 below for proposed revised disclosure to Note 7 of the Notes to Consolidated Financial Statements.
     The Company has authorized us to advise the staff that none of the recipients of the loans referenced in Note 7 of the Notes to Consolidated Financial Statements are directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002, nor are such persons individuals for whom related party transaction disclosure is required under Item 404 of Regulation S-K. As disclosed in Item 13, “Certain Relationships and Related Transactions, and Director Independence,” beginning on page 47 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company has made no loans to executive officers or directors of the Company in contravention of Section 402 of the Sarbanes-Oxley Act of 2002.
     In light of the Company’s representations concerning the nature of the recipients of the loans, and the additional disclosure concerning employee loans to be provided in response to SEC Comment No. 3, it respectfully requests the staff to withdraw its request for additional information concerning the identities of the recipients of the loans and the loans themselves. Should the staff determine to continue to seek the requested information, the Company will comply with that request by means of a supplemental response letter, but will seek confidential

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
September 18, 2009

treatment of the personal financial information requested in accordance with the procedures established under Rule 83 of the Commission’s Rules of Practice.
SEC Comment #3:
Expand your disclosure regarding the employee receivables to describe all material terms of the receivables, including, but not limited to:
•	The initial loan term, if any;

•	Any extension provisions;

•	Any collateral;

•	Employee repayment obligations in the event of a dry-hole or otherwise insufficient production; and

•	Any loan forgiveness provisions.
     Also, disclose any amounts forgiven for all periods presented.
Response:
     In response to SEC Comment Nos. 2 and 3, the Company will revise future filings to include the following disclosure regarding employee receivables:
“The Company’s Officers, Directors, affiliates and certain employees have frequently participated, and will likely continue to participate in the future, as working interest owners in wells in which the Company has an interest. Frequently, the Company has loaned the funds necessary for certain employees to participate in the drilling and development of such wells. Initial terms of the unsecured loans call for repayment of all principal and accrued interest at the end of four years, however, the loan amounts are reduced as production proceeds attributable to the employees’ working interest are not remitted to the employees but rather used to reduce the amounts owed by the employees to the Company. If an outstanding balance remains after the initial four-year term, the Company and employee shall, acting in good faith, agree upon further repayment terms. Employees remain obligated for the entire loan amount regardless of a dry-hole event or otherwise insufficient production. The loans carry no loan forgiveness provisions, and no loans have ever been forgiven. The loans accrue interest at the prime rate (3.25% at December 31, 2008). In accordance with the Sarbanes-Oxley Act of 2002, the Company did not extend any loans to officers or directors during fiscal years 2008, 2007 or 2006. At December 31, 2008, the Company has

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
September 18, 2009

extended eight loans to three employees, with origination dates ranging from December 27, 2005 to December 22, 2008. There have been no subsequent extensions or modifications to any of the loans since their original date of issuance. Employee receivables, including accrued interest, amounted to $1,045,515 and $607,230 at December 31, 2008 and 2007, respectively.”
     In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Ryan Long of this firm at (216) 622-8539.
Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	William A. Siskovic Brian A. Staebler

Attachment 1
Acknowledgment
     Everflow Eastern Partners, L.P. (“Everflow”) hereby acknowledges that:
•	Everflow is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Everflow may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Everflow Eastern Partners, L.P.

By: Everflow Management Limited, LLC General Partner

By: Everflow Management Corporation Managing Member

By:	/s/ William A. Siskovic
William A. Siskovic
Vice President, Secretary-Treasurer and Director

Dated:	September 18, 2009